

March 19, 2013

Via E-mail
Mr. William F. Daniel
Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

> **Re:** **Elan Corporation, plc**
> **Tender Offer Statement on Schedule TO-I**
> **Filed on March 11, 2013**
> **File No. 005-43481**

Dear Mr. Daniel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note disclosure throughout your tender offer statement that the offer cannot be accepted from within the Prohibited Territories. Rule 13e-4(f)(8)(i) provides that your offer must be open to all holders of subject securities, including foreign persons. Please revise to eliminate these restrictions, including any prohibitions on the use of mails, means, instrumentalities or facilities of specified jurisdictions that would effectively preclude participation in the offer by persons residing in those jurisdictions. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance.

The Tender Offer, page 6

2.   Please tell us whether you intend to permit U.S. holders of ordinary shares to receive payment in U.S. dollars at their option.

Expected Timetable of Principal Events, page 7

3.   Several actions, including the return of share certificates in respect of unsuccessful tenders, dispatch of balance share certificates for unsold ordinary shares, dispatch of cheques for tender offer proceeds to ADS holders, and dispatch of statements for balance ADSs, will not occur until April 30, 2013. This is eight business days after closing of the offer. Please advise how you determined that this is consistent with Rule 14e-1(c).

Settlement, page 25

4.   We note your disclosure that the pro-rata scale down and settlement procedures with respect to the tender offer will be consistent with Irish practice, which may differ from the U.S. tender offer practice in certain respects, particularly with regard to the pro-rata scale down and date of payment. Please modify your disclosure to specify the exact way or ways in which U.S. and Irish practices differ in this regard, and clarify your disclosure as to how this scale down and settlement process will actually be accomplished.

Terms and Conditions of the Tender Offer, page 32

5.   Many of the conditions to your tender offer must be satisfied or waived "prior to Completion." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before completion of the tender offer. Please revise the language accordingly.

6.   Given that most if not all conditions can be waived or deemed satisfied by Davy, and that Davy can amend the terms of the tender offer, please tell us how you determined that Davy is not an offeror. Alternatively, you may revise your disclosure so that the satisfaction or waiver of conditions, and the ability to amend the terms of the offer, are within the sole discretion of the company.

7.   We note the condition in paragraph 2.1.2, which indicates that the availability of funds is a condition to the tender offer. Generally, when an offer is not financed, or when an offeror's ability to pay the consideration offered is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed or the ability to pay becomes certain. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner

Mr. William F. Daniel

reasonably calculated to inform security holders, as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

8. Given that your offer is not financed, we do not consider your offer to be within the safe harbor afforded by Instruction 2 to Item 10 of Schedule TO. Accordingly, summarized financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7 in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website. Alternatively, please provide your analysis as to why financial statements are not material.

9. Please provide your analysis as to the materiality of pro forma financial information. See Item 1010(b) of Regulation M-A. In this regard, we note your disclosure that the offer will have a positive impact on the company's earnings per share.

10. The choice of forum and choice of law provisions in paragraph 2.7 and elsewhere in your offer document appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Exhibit (a)(1)(ii) – Tender Form

11. Delete the language in the tender form requiring the security holder to acknowledge or certify that he/she has read the circular.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Christopher T. Cox, Esq.
        Cadwalader, Wickersham & Taft LLP